Exhibit 4.18
MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers’ Association’s
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated 16th May 2018

LANGOR SHIPPING COMPANY INC. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 ~~(Name of sellers),~~ hereinafter called the “Sellers”, have agreed to sell, and
FBM Hylle 3 ~~(Name of buyers),~~ hereinafter called the “Buyers”, have agreed to buy:

Name of vessel:  M/V Hamburg

IMO Number:  9332860

Classification Society: DNV GL

Class Notation: 1A1 BIS Container E0 TMON

Year of Build: 3/2009	Builder/Yard: Koyo Dockyard Co., Ltd. /Mihara, Hiroshima, Japan

Flag: Marshall Islands	Place of Registration: MAJURO	GT/NT: 71786/26914

hereinafter called the “Vessel”, on the following terms and conditions:
Definitions

“Banking Days” are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and Greece, London, Hamburg (add additional jurisdictions as appropriate).
“Buyers’ Nominated Flag State” means TBA (state flag state).
“Class” means the class notation referred to above.
“Classification Society” means the Society referred to above.
“Deposit” shall have the meaning given in Clause 2 (Deposit)
“Deposit Holder” means INCE & CO LLP, of Aldgate Tower, 2 Leman Street, London, E1 8QN ~~(~~state name and location of Deposit Holder) or, if left blank, the Sellers’ Bank, which shall hold and release the Deposit in accordance with this Agreement.
“In writing” or “written” means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.
“Parties” means the Sellers and the Buyers.
“Purchase Price” means the price for the Vessel as stated in Clause 1 (Purchase Price).
“Sellers’ Account” means ACCOUNT No.:  05-25829-008, IBAN:  DE74 2012 0000 0525 8290 08, SWIFT:  BEGODEHH, ACCOUNT TYPE:  CALL DEPOSIT, CURRENCTY:  USD (state details of bank account) at the Seller’s Bank.
“Sellers’ Bank” means Joh. Berenberg, Gossler & Co. KG, Address: Neuer Jungfernstieg 20, 20354 Hamburg, Germany. Correspondent Bank: JP MORGAN CHASE BANK, NEW YORK, SWIFT- CHASUS33 (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.

“Time Charter” means the time charterparty between the Sellers as owners and Wan Hai Lines (Singapore) Pte Ltd. as charterers dated 1st December 2017 as amended thereafter from time to time

“Time Charterers” means Wan Hai Lines (Singapore) Pte Ltd.

1.	Purchase Price
The Purchase Price is USD 21,000,000.00 (United States Dollars Twenty One Million only) in cash (state currency and amount both in words and figures).
2.	Deposit
As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of 15% (Fifteen per cent) or, if left blank, ~~10% (ten per cent),~~ of the Purchase Price (the
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

“Deposit”) in an interest bearing joint/escrow account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:
(i)	this Agreement has been signed by the Parties and exchanged ~~in original or~~ by e-mail or telefax.; and
(ii)	the Deposit Holder has confirmed in writing to the Parties that the account has been opened.
The Deposit shall be released in accordance with joint written instructions of the Parties’.  Interest, if any, ~~shall~~ to be credited to the Buyers.  Any fee charged for opening, holding and releasing the said Deposit and facilitating the closing shall be borne equally by the Parties.  The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.
3.	Payment
The 85 (Eighty Five) percent balance of the Purchase Price together with the 15 (Fifteen) percent shall be paid/released in full free of bank charges to the Sellers’ nominated account and bank on delivery of the Vessel concurrently with the Sellers providing to the Buyers with the agreed delivery documentation (which shall be agreed upon in an addendum to the MOA), and the Buyers and the Sellers signing of the protocol of delivery and acceptance, but not later than 3 (Three) banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this agreement and valid notice of readiness has been given in accordance with clause 5 of this agreement.
For the avoidance of doubt, the balance of Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement (the Balance) shall be escrowed in full free of bank charges to an account designated by the Deposit Holder, and be released to the Sellers nominated account.  The Buyers and the Sellers shall share equally the fee payable to the Deposit Holder for the escrowing of the Balance.
~~On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):~~
~~(i)~~	~~the Deposit shall be released to the Sellers; and~~
~~(ii)~~	~~the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers’ Account.~~
4.	Inspection
(a)* The Buyers have inspected and accepted the Vessel’s classification records.  The Buyers have also inspected the Vessel at~~/in~~ APM Callao Terminal, Peru ~~(state place)~~ on 23rd March 2018 (state date) and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.
~~(b)* The Buyers shall have the right to inspect the Vessels classification records and declare whether same are accepted or not within _______ (state date/period).~~
~~The Sellers shall make the Vessel available for inspection at/in _______ (state place/range) within ______ (state date/period).~~
~~The Buyers shall undertake the inspection without undue delay to the Vessel.  Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~
~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~
~~During the inspection, the Vessel’s dock and engine log books shall be made available for examination by the Buyers.~~
~~The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier.~~
~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of~~
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~the Vessel’s classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~
~~*4(a) and 4(b) are alternatives; delete whichever is not applicable.  In the absence of deletions, alternative 4(a) shall apply.~~
5.	Time and place of delivery and notices
(a)  The Vessel shall be delivered and taken over safely afloat at a safe and always accessible berth or anchorage at/in Singapore/South Japan range including South Korea, China, Hong Kong, Taiwan, Mexico, Peru, Guatemala, Ecuador ~~(state place/range)~~ in the Sellers’ option.
Notice of Readiness shall not be tendered before: 1st of June 2018 ~~(date)~~
Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): 31st July 2018.
(b) The Sellers shall keep the Buyers well informed of the Vessel’s itinerary and shall provide the Buyers with thirty (30), twenty (20), fifteen (15), ten (10), seven (7), five (5)-and three (3) days’ approximate notice of the date and port and two (2) and one (1) days definite notice of ~~the Sellers intend to tender Notice of Readiness and of the intended~~ date and place of delivery.
When the Vessel is at the place of delivery and physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.
(c)  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date.  Upon receipt of such notification the Buyers shall have the option of accepting the new date as the new cancelling date or proposing one new cancelling date. ~~either cancelling this Agreement in accordance with Clause 14 (Sellers’ Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date~~.  If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.
If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) ~~and 5(d)~~ shall remain unaltered and in full force and effect.
~~(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers’ Default) for the Vessel not being ready by the original Cancelling Date.~~
(e)  Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.
6.	Divers Inspection / Drydocking
(a)*
(i) The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel in one of the suitable for such inspection ports, always within the Vessel’s schedule.  Such option shall be declared latest nine (9) days prior to the Vessels intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.  This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers.  The Buyers representative(s) shall have the right to be present at the divers inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.  The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society.  The Sellers may not tender NOR prior to the completion of the underwater inspection.
~~(i)~~
~~The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel.  Such option shall be declared latest nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.  The Sellers shall at their cost and expense make the Vessel available for such inspection.  This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers.  The Buyers’ representative(s) shall have the right to be present at the diver’s~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.  The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society.  If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning.  The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.~~
(ii)
If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, normal wear and tear excepted, and the Classification Society approves to postpone such repairs/rectification of recommendations/conditions until the next periodical drydocking, then the Vessel to be delivered without drydocking and repairs.  The Sellers to make a cash settlement to the Buyers of the estimated direct cost (of labor and materials) of carrying out such repairs/rectification to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs.  The estimated direct cost of the repairs shall be calculated on the basis of the average quotation for the repair work as received from two reputable independent shipyards, one obtained by each party within three (3) Banking Days from the date of imposition of the condition/recommendation, unless the parties agree otherwise.  Should either of the parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other party shall be sole basis for the estimation of the costs.  Said compensation to be deducted from the Purchase Price at the time of delivery.  In case the settlement/repair amount is above USD 250,000 (United States Dollars Two Hundred Fifty Thousand Only), the Sellers shall have the option (not the obligation) to cancel the agreement.  Should the costs exceed this maximum amount and the Sellers inform the Buyers of their intention to cancel this agreement then the Buyers shall have the option to accept the maximum amount as a lumpsum compensation to be deducted from the Purchase Price in full and final settlement of all their claims in connection with the damage and take delivery of the Vessel as she is.

Such option to be declared by the Buyers within two (2) Banking Days after receipt of Sellers notification that they intend to cancel the agreement in accordance with this clause.  In case that agreement is cancelled in accordance with the clause then the Deposit together with interest, if any, shall be released to the Buyers where after this agreement shall become null and void without either party having any claims against the other in relation to this agreement.
For the avoidance of doubt, any class condition(s)/recommendation(s) which were already imposed on the Vessel prior to inspection shall not be taken into consideration in view of this clause.  The Sellers shall grant no further warranty and shall have no further liability with respect to the condition of the Vessel in excess of the stipulations of this clause and Clause 11.  However, if such damage affect the Vessel’s class and repairs/ rectification of recommendations/conditions cannot be postponed by Classification Society until the next periodical drydocking, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, then the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society rules.  If the rudder, propeller, bottom or other underwater parts below the load line are found broken, damaged so as to affect Vessel’s class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without recommendations/conditions.  In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society’s attendance.  In case the aforesaid repair amount, including but not limited to the aforesaid related expenses, is above USD 500,000.-(United States Dollars Five Hundred Thousand Only), the Sellers shall have the option (not the obligation) to cancel the agreement.  Should the costs exceed this maximum amount and the Sellers inform Buyers of their intention to cancel this agreement, then Buyers shall have the option to accept the aforesaid maximum amount as a lumpsum compensation to be deducted from the Purchase Price in full and final settlement of all their claims in correction with damage and take delivery of the Vessel as she is.
Such option to be declared by the Buyers within two (2) Banking Days after receipt of Sellers notification that they intend to cancel the agreement in accordance with this clause.  In case that aggrement is cancelled in accordance with this clause then the
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Deposit together with interest, if any, shall be released to the Buyers where after this agreement shall become null and void without either party having any clams against the other in relation to this agreement.
~~then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society’s attendance.~~
~~Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs.  The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within three (3) two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise.  Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs.  The Sellers may not tender Notice of Readiness prior to such estimate having been established.~~
~~(iii)~~
~~If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a).  Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery.  In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) twenty (20) days.~~

~~(b) * The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel’s underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society’s rules.  If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel’s class, such defects shall be made good at the Sellers’ cost and expense to the satisfaction of the Classification Society without condition/recommendation**.  In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society’s fees.  The Sellers shall also pay for these costs and expenses if parts of the tailshalft system are condemned or found defective or broken so as to affect the Vessel’s class.  In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~
(c) If the Vessel is drydocked pursuant to Clause 6(a)(ii) ~~or 6(b)~~ above:
(i)
The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor.  If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society’s rules for tailshaft survey and consistent with the current stage of the Vessel’s survey cycle.  The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society.  The drawing and refitting of the tailshaft shall be arranged by the Sellers.  Should any part of the tailshaft system be condemned or found defective so as to affect the Vessel’s class, those parts shall be renewed or made good at the Sellers’ cost and expense to the satisfaction of Classification Society without condition/recommendation**.

(ii)
The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Vessel’s class, in which case the Sellers shall pay these costs and expenses.
(iii)	The Buyers’ representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.
(iv)
The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Seller’s or the Classification Society surveyor’s work, if any, and without affecting the Vessel’s timely delivery.  If, however, the Buyers’ work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers’ work shall be for the Buyers’ risk, cost and expense.  In the event that the Buyers’ work required such additional time, the Sellers may upon completion of the Sellers’ work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.

* 6 (a) and 6 (b) are alternatives; delete whichever is not applicable.  In the absence of deletions, alternative 6 (a) shall apply.
**Notes or memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.
7.	Spares, bunkers and other items
The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore.  All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers’ property, ~~but spares on order are excluded~~.  Forwarding charges, if any, shall be for the Buyers’ account.  The Sellers are not required to replace spare parts including spare tail-end shaft(s) if any and/or spare propeller(s)/propeller blade(s) if ~~which~~ are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers.  Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.
Library and forms exclusively for use in the Sellers’ vessel(s) and captain’s, officers’ and crew’s personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items:
1 (one) PC with Vessel’s e-mail,
1 (one) server, PC,
1 (one) SATLINK,
CITADEL EQUIPMENT,
1 (one) GYROCOMPASS.
~~(include list)~~
Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation:
Liferafts
1x6 TOB + 2 x25 TOB
Gas Bottles
13 bottles Oxygen
11 bottles Acetylene
6 bottles Freon
~~(include list)~~
~~Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.~~
The Buyers shall take over remaining bunkers (if any) and unused lubricating and hydraulic oils and greases in storage tanks which have not been passed through the engine system and sealed ~~and unopened~~ drums at Sellers net contract price (including any discounts) supported by invoices/vouchers.  For the avoidance of doubt the bunkers remaining on board belongs to the Time Charteres unless the Vessel is unemployed.
Luboils and Bunkers quantities survey to be mutually performed by the Sellers and the Buyers’ representatives Three (3) Banking Days before delivery.  Then an agreed allowance for
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

consumption for the period between the joint survey and the time of actual delivery of the Vessel to be subtracted from the figures during the joint survey.
Copies of the BDN (bunker delivery note) to be provided to Buyers on delivery.
The radio installation and navigation equipment shall be included in the sale.  Broached stores and provisions to be included in the sale without extra payment.
~~and pay either:~~
~~(a)  *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~
~~(b)  *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port.~~
~~for the quantities taken over.~~
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.
“inspection” in this Clause 7, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspection), if applicable.  If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.
*(a) and (b) are alternatives, delete whichever is not applicable.  In the absence of deletions alternative (a) shall apply.
8.	Documentation
The place of closing: Athens Greece
A list of delivery documents to be drawn up and attached to this agreement as an addendum No.1. At the time of delivery the Sellers are to handover to the Buyers onboard manuals (excluding ISM/ISPS manuals)/drawings/records on board and ashore, which will be collected at Buyers’ cost and arrangement.
Other certificates, excluding original certificates to be returned to competent authorities, but including the original certificate of class, which is on board the Vessel shall also be handed over to the Buyers, in which case the Buyers have the right to take copies of the original certificates.
~~(a) In exchange for payment of the Purchase Price shall provide the Buyers with the following delivery documents:~~
~~(i)~~
~~Legal Bill(s) of Sale in a form recordable in the Buyers’ Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers’ Nominated Flag State;~~

~~(ii)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~
~~(iii)~~
~~Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv)~~
~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers’ ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v)~~
~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi)~~
~~Certificate of Deletion of the Vessel from the Vessel’s registry or other official evidence of deletion appropriate to the Vessel’s registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately a written undertaking by the Sellers to effect deletion from the Vessel’s registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~(vii)~~
~~A copy of the Vessel’s Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel’s registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel’s registry;~~

~~(viii)~~	~~Commercial Invoice for the Vessel;~~
~~(ix)~~	~~Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~
~~(x)~~	~~A copy of the Sellers’ letter to their satellite communication provider cancelling the Vessel’s communication contract which is to be sent immediately after delivery of the Vessel;~~
~~(xi)~~
~~Any additional documents as may reasonably be required by the competent authorities of the Buyers’ Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii)~~	~~The Sellers’ letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~
~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~
~~(i)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~
~~(ii)~~
~~Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

(c) If any of the documents listed in Sub clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.
(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than ________ (state number of days), or if left blank, nine (9) days prior to the Vessel’s intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.
(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel.  Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.
(f) Other technical documentation which may be in the Sellers’ possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request.  The Sellers may keep the Vessel’s log books but the Buyers have the right to take copies of same.
(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.
9.	Encumbrances
The Sellers warrant that the Vessel, at the time of delivery, is free from ~~all charters~~, encumbrances, mortgages and maritime liens or any other claims or debts whatsoever, and is not subject to Port State or other administrative detentions.  The Sellers hereby undertake to indemnify the Buyers against all consequences of any potential claims made against the Vessel which have been incurred prior to the time of delivery.
10.	Taxes, fees and expenses
Any taxes, fees and expenses in connection with the purchase and registration in the Buyers’ Nominated Flag State shall be for the Buyers’ account, whereas similar charges in connection with the closing of the Sellers’ register shall be for the Sellers’ account.
11.	Condition on delivery
The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over with everything belonging to her in the same condition as she was at the time of inspection, fair wear and tear excepted.
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

However, the Vessel shall be delivered ~~free of cargo and~~ free of stowaways with her present Class fully maintained without condition/recommendation*, and all survey cycles up to date and free of average damage affecting the Vessel’s class, and with her classification certificates and national, international and trading certificates per the documentary addendum referred to in Clause 8, as well as all other certificates the Vessel had at the time of inspection to be clean, valid and unextended until minimum 1st September 2018 without condition/ recommendation* by the Classification Society or the relevant authorities and which to be valid for a minimum period of at least three (3) months at the time of delivery (except any recommendations/conditions already imposed on the Vessel prior to inspection).
The number/condition of lashing materials as of delivery shall be substantially same when the Vessel was observe/inspected by the Buyers, fair wear and tear excepted.  Condition of such lashing materials is based on OSHA requirement.
As to quantity, the Vessel is fitted with lashing as per inventory provided by the Sellers.  The lashing will be considered Buyers’ stock as from the time of delivery of the Vessel.
“inspection” in this Clause 11, shall mean the Buyers’ inspection according to Clause 4(a) or 4(b) (Inspections), if applicable.  If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.
*Notes and memoranda, if any, in the surveyor’s report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.
12.	Name/markings
Latest upon ~~Upon~~ redelivery under the Charter Party the Buyers undertake to change the name of the Vessel and alter funnel markings.
13.	Buyers’ default
Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3 (Payment) and such failure is not remedied within three (3) days following receipt of notice of default from the Sellers to the Buyers, the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers.  If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for ~~their~~ losses and ~~for all~~ all actual, properly documented and direct expenses incurred together with interest.
14.	Sellers’ default
Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement.  If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel.  In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.
Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.
15.	Buyers’ representatives
After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense until the time of delivery.  One Buyers’ superintendent to be allowed to attend the physical delivery/taking over the Vessel.
These representatives are on board for the purpose of familiarisation and in the capacity of observers only always under Master’s discretion, and they shall not interfere in any respect with the operation of the Vessel.  ~~The Buyers and the~~ Buyers’ representatives shall sign the Sellers’ P&I Club’s standard letter of indemnity prior to their embarkation.  Buyers shall pay to Sellers at the time of delivery USD 15 (United States Dollars Fifteen only) per day/per person as meal charge.  Other charges, including communication if any, shall be paid by the Buyers at the time of delivery.
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

16.	Law and Arbitration
(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.
The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.
The reference shall be to three arbitrators.  A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified.  If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly.  The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.
In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.
~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction.  The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~
~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~
~~(c) This Agreement shall be governed by and construed in accordance with the laws of (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at ______(state place), subject to the procedures applicable there.~~
*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable, In the absence of deletions, alternative 16(a) shall apply.
17.	Notices
All notices to be provided under this Agreement shall be in writing.
Contact details for recipients of notices are as follows:
For the Buyers:  c.brau@mpc-capital.com, r.frese@mpc-capital.com, j.flade@contchart.de

For the Sellers:

Langor Shipping Company Inc.
c/o Steamship Shipbroking Enterprises Inc.
Ymittou 6, 17564 Palaio Faliro,
Athens, Greece
Tel:  +30 210 9495 360
Fax:  +30 210 9401 810
e-mail:  info@stsei.com

18.	Entire Agreement

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.
Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance
This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.
Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made.  Nothing in this Clause shall limit or exclude any liability for fraud.
19. Sanctions, Warranty Clause:
The Buyers warrant that neither the Buyers nor their nominees are under any sanction, prohibition, boycott or blacklist imposed by USA, any state, EU, UN and supranational or international organization, and the Buyers agree to indemnify the Sellers for any costs, damages or losses of whatsoever nature which the Sellers may suffer as a result of breach of this warranty.
The Sellers confirm that to the best of their knowledge neither they nor the Vessel are under any sanction, prohibition, boycott or blacklist imposed by USA, any state, EU, UN and supranational or international organization, and that neither they nor the Vessel have engaged in any conduct (including any trade or any voyage) which is prohibited by any sanction, prohibition, boycott or blacklist imposed by USA, any state, EU, UN and supranational or international organization.
20. Vessels Manuals, Plans and Drawing etc.:
The Sellers shall, at the time of delivery, hand to the Buyers all classification certificates, as well as all manuals, plans, drawings, etc., which are not required to return to registry/ Class or relative authorities but except manuals which produced by Sellers, the Vessel and the ship management company.  After delivery of the Vessel, at the Buyers request technical documentation which may be in the Sellers possession shall promptly be forwarded to the Buyers at the Buyers cost.  The Sellers may keep logbooks but the Buyers have the right to take copies of same at the Buyers cost.
21. Charter-Party
The Vessel shall be delivered with the Time Charter and the following clause shall apply:
a) Sellers shall endeavor to procure that Buyers can take over the Time Charter.  In such case, all rights and obligations pursuant to the Time Charter will be transferred from Sellers to Buyers at the moment when the Vessel is delivered/ take over by Buyers pursuant to this Agreement as evidenced in the Protocol of Delivery and Acceptance.
b) The Sellers, the Buyers and the Time Charterers shall sign a Novation Agreement (the Novation Agreement) evidencing the transfer of obligations/ rights in respect of the Time Charter.  The wording of the Novation Agreement is to be mutually agreed by the Parties and the Time Charterers.
c) If by the earlier of the Notice of Readiness and the Cancelling Date (i) the Vessel has not been redelivered from the Time Charterers to the Sellers, and (ii) the Novation Agreement has not been executed by the Time Charterers, then Sellers must notify the Buyers in writing and propose an extension of the Cancelling Date by 45 (forty-five) days.  Upon receipt of such notice, the Buyers shall have three (3) Banking Days to declare their option of either
i) accepting the new date as the Cancelling date, in which case they shall cooperate to enable Sellers to exercise the rights under the (Sales Clause) of the Charter-Party before the new Cancelling Date;or
(ii) taking delivery of the Vessel free from the Time Charter within the agreed period (which may include the extension of the Cancelling Date by 45 (forty-five) days as above).
d) For any claims or rights of the Time Charterers resulting from any event or circumstances which have occurred before the delivery of the Vessel from the Sellers to the Buyers (the Prior Delivery Claims) , Sellers undertake to take over the handling of such Prior Delivery Claims and indemnify Buyers against all consequences of same as per Clause 9 of this Agreement.
22. Confidentiality
All negotiations and eventual sale to be kept private and confidential between the parties involved, subject however to any disclosure requirement of the U.S. SEC and NASDAQ, Buyers

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers’ Association.  Any insertion or deletion to the form must be clearly visible.  In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply.  BIMCO and the Norwegian Shipbrokers’ Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

and Sellers Bank or required by law.  Should, however, details of the sale become known or reported on the market, neither the Buyers nor the Sellers shall have the right to withdraw from the sale or to fail to fulfil their obligations under this Agreement.

For and on behalf of the Sellers	For and on behalf of the Buyers

/s/ Maria Diamanti	/s/ Tor Kildal
Name: Maria Diamanti	Name: Tor Kildal
Title: Attorney-in-fact	Title: Chairman of the Board